UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: January 2025

Commission File Number: 001-39557

Siyata Mobile Inc.

(Translation of registrant’s name into English)

7404 King George Blvd., Suite 200, King’s Cross

Surrey, British Columbia V3W 1N6, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

On January 14, 2025, Siyata Mobile Inc., a British Columbia (Canada) company (“Siyata” or the “Company”) entered into an Equity Purchase Agreement (the “Equity Purchase Agreement”) with Hudson Global Ventures, LLC (the “Investor”), pursuant to which the Company will have the right, but not the obligation to sell to the Investor, and the Investor will have the obligation to purchase from the Company up to US$18,000,000 worth of the Company’s common shares, no par value per share (the “Put Shares”) at the Company’s sole discretion over the next 24 months, subject to certain conditions precedent and other limitations, at purchase price to be determined as per the terms and conditions of the Equity Purchase Agreement. On the date of the Equity Purchase Agreement, the Company issued 540 shares of Class C preferred stock of the Company to the Investor as a commitment fee under the Equity Purchase Agreement (collectively as the “Commitment Shares”). A copy of the Equity Purchase Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference. The foregoing description of the Equity Purchase Agreement is a summary of the material terms of such agreement, and does not purport to be complete and is qualified in its entirety by reference to the Equity Purchase Agreement.

On the same date, the Company also entered into a registration rights agreement (the “Registration Rights Agreement”) with the Investor, pursuant to which the Company agreed to submit to the U.S. Securities and Futures Commission (the “SEC”) an initial registration statement on Form F-1 (the registration statement, as amended, the “Registration Statement”) within forty-five (45) days from the date of the Equity Purchase Agreement, covering the resale of the common shares issuable upon conversion of the Commitment Shares and the Put Shares, which may have been, or which may from time to time be, issued under the Equity Purchase Agreement for public resale, and to use its reasonable best efforts to cause the Registration Statement to be declared effective by the SEC.

A copy of the Registration Rights Agreement is attached hereto as Exhibit 10.2 and is incorporated herein by reference. The foregoing description of the Registration Rights Agreement is a summary of the material terms of such agreement and does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement.

The Equity Purchase Agreement and the Registration Rights Agreement contain customary representations, warranties and agreements by the Company and customary conditions to the Investor’s obligation to purchase the Put Shares. They are contractual documents that establish and govern the legal relations between the Company and the Investor and are not intended to be a source of factual, business or operational information about the Company for other investors and potential investors of the Company.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this Report. The forward-looking statements contained or implied in this Report are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in the Company’s final prospectus filed with the Securities and Exchange Commission (“SEC”) on April 8, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this Report. The Company is not responsible for the contents of third party websites.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Equity Purchase Agreement dated January 14, 2025
10.2	Registration Rights Agreement dated January 14, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 21, 2025	SIYATA MOBILE INC.

	By:	/s/ Marc Seelenfreund
	Name:	Marc Seelenfreund
	Title:	Chief Executive Officer

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